FOR IMMEDIATE RELEASE

NEWS RELEASE

NEWMONT MINING CORPORATION, 1700 LINCOLN STREET, DENVER, COLORADO  80203

Media Contact:  Doug Hock                       Investor Contact:  Terry Terens
                303-837-5812                                       303-837-6141


NEWMONT MINING ACQUISITION OF REMAINING
NEWMONT GOLD SHARES DECLARED EFFECTIVE

     DENVER, October 7, 1998 - Newmont Mining Corporation announced that its merger with Newmont Gold Company became effective today. Under this tax-free merger, Newmont Mining has acquired the remaining 6.25 percent of Newmont Gold Company that it did not already own.

     Each outstanding share of Newmont Gold common stock (other than shares that perfect appraisal rights under Delaware law and shares owned by Newmont Mining and its subsidiaries) has been converted into 1.025 shares of Newmont Mining common stock. Fractional shares will be paid in cash. Approximately 10.7 million shares of Newmont Mining common stock will be issued in the merger (assuming no exercise of appraisal rights). Newmont Gold Company, listed on the New York Stock Exchange under the symbol NGC, will cease to trade prior to the opening of the market tomorrow.

     The board of directors of Newmont Mining previously approved the merger. A special committee of the Newmont Gold board of directors, consisting of directors who are not affiliates of Newmont Mining, determined that the merger is fair to the minority shareholders of Newmont Gold.

     The merger is the final step in a  consolidation  process  between  Newmont
Gold and Newmont Mining that began in 1994. Since January 1, 1994, the two companies have had the same per-share assets, operating results, earnings and dividends.